

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

BEIJING
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LOS ANGELES
NEW YORK
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SINGAPORE
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WASHINGTON, D.C.

FOUNDED 1866

August 13, 2007

VIA FACSIMILE AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Ms. H. Yuna Peng

Re: Alternative Loan Trust 2006-11CB

Dear Ms. Peng:

On behalf of CWALT, Inc. (the "Company"), we thank you for your letter of July 24, 2007 addressed to Steve Bailey, the Senior Managing Director of Countrywide Home Loans Servicing LP which acts as master servicer. We have reviewed your comments to the Form 10-K of Alternative Loan Trust 2006-11CB (the "Issuing Entity") and have provided responses below. If you require additional information to evaluate our responses, please do not hesitate to contact us.

Form 10-K

Item 1119 of Regulation AB, Affiliations and certain Relationships and Related Transactions

COMMENT:

1.   We note the explanation that no Item 1119 is provided in the Form 10-K because the information was previously filed in the prospectus supplement. We cannot locate this section, which should be separately captioned in the prospectus supplement. Please advise or revise.

RESPONSE:

The prospectus supplement did not disclose this information under a separate caption. Instead, the disclosure was provided in various sections of the prospectus supplement that describe the transaction parties.[1] We are not aware of a requirement to provide this information under a separate caption, and the Company has not previously received a comment from the Staff

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[1] See "Servicing of the Mortgage Loans—Countrywide Home Loans Servicing LP" on page S-66 of the prospectus supplement and "Description of the Certificates—Optional Termination" on page S-100 of the prospectus supplement.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships requesting this disclosure. However, the Company has no objection to changing its disclosure practices to provide such information under a separate caption. The Company will implement this disclosure change beginning with any shelf takedowns that take place this month.

Signatures

COMMENT:

2. We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Steve Bailey is the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

RESPONSE:

The Company will file an amended Form 10-K, including an amended Section 302 certification, each of which will contain the phrase "(Senior officer in charge of the servicing function of Countrywide Home Loans Servicing LP)" after Mr. Bailey's title.

* * * * *

The Company looks forward to working with you to resolve any open issues. Please contact Paul Liu at (818) 225-3166 or me at (212) 839-6730 to discuss any of the matters addressed by this letter. Thank you.

Sincerely,

R.J. Carlson

Enclosures

cc: Max A. Webb – w/enclosures
Rolaine Bancroft – w/enclosures
Steve Bailey – w/enclosures
Paul Liu - w/enclosures
Edward J. Fine – w/enclosures